March 21, 2014

Ashley Vroman-Lee, Esq.
Senior Counsel
Disclosure Review Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

Re: Transamerica Life Insurance Company
Separate Account VUL 3
Initial N-6 Registration Statement
        Transamerica Journey (File Nos. 333-192793; 811-09715)

        Transamerica Financial Life Insurance Company
        TFLIC Series Life Account
        Initial N-6 Registration Statement (File Nos. 333-192820; 811-8878)
        TFLIC Transamerica Journey

Dear Ms. Vroman-Lee:

This letter is in response to the Staff's comments regarding the above referenced registrants' Initial N-6 Registration Statements as filed on December 12, 2013 and December 13, 2013, respectively. For your convenience, each comment is stated below, followed by the Registrant(s)' response. (The folio page numbers or each product appear next to the "Response" header.)

1. *COMMENT: (TFLIC Only)*

The third paragraph on the prospectus cover page states "certain funds may not be available." Please supplementally explain why the prospectuses would be delivered for funds that are not available for purchase under the contract, and revise the referenced language accordingly.

Response: Cover Page – TFLIC only

The sentence has been deleted from the TFLIC prospectus. Note: The original sentence in the TLIC prospectus "Certain Funds may not be available in all states" remains.

2. *COMMENT:*

Under the heading "Bands of Coverage," please revise the statement "generally, the higher the band the lower the charges," to clarify that the higher band will have a lower charge rate, as a percentage of the amount covered, and that the dollar value of charges may be higher.

Response: Please see page 1 (TLIC VUL-3 & TFLIC documents)

The disclosure has been revised to:

Certain Policy charges are based on the band of coverage. Generally, the higher bands have a lower charge rate, but the dollar value may be higher.

3. *COMMENT:*

Under the heading "Choice of Death Benefit Option," please consider briefly describing the three death benefit options.

Response: Please see page 1 (TLIC VUL-3 & TFLIC documents)

The disclosure has been revised to include a brief description of the death benefit options available under the Policy.

4. *COMMENT:*

Under the heading "Supplemental Benefits and Riders," please describe all of the riders offered as is done with the "Long Term Care Rider," so as not to highlight one rider over another or to suggest that any one rider is not optional.

Response: Please see page 3 (TLIC VUL-3 & TFLIC documents)

A description of each rider available under the policy is now included.

5. *COMMENT: (TFLIC Only)*

Please make the heading "Policy Risks" more prominent, as is the case for Policy Benefits. (page 12)

Response: Please see page 3 (TFLIC only)

Both headers are the same font, size and type face.

6. *COMMENT: (TFLIC Only)*

Parts of certain sentences are bolded (i.e. "Upon receipt of" under the section titled "Death Benefit" (page 11); "If you allocate net premiums and" under the section titled "Investment Risks" (page 14)). Please confirm these words should be bolded or adjust the typeface.

Response: Please see pages 2 & 3 (TFLIC Only)

These words should not be bolded; they have been revised.

7. *COMMENT:*

Under the heading Risks of Managing General Account Assets, please revise the disclosure to make clear that the general account also supports policy benefits other than the death benefit (e.g., the fixed account). (page 14)

Response: Please see page 4 (TLIC VUL 3 & TFLIC documents)

The disclosure has been revised to:

The general account assets of Transamerica Life (or TFLIC) are used to support payment of the death benefit and other cash value benefits under the Policy.

8. *COMMENT:*

Under the section titled "Premium Payments," the disclosure says to refer to the section titled "Premiums," for more details under which the registrant may restrict or refuse additional purchase payments. However the section titled, "Premiums" (page 59) does not include these details. Please clarify the circumstances under which the registrant may restrict or refuse additional purchase payments. (page 14 and 59)

Response: Please see page 4 & 35 (TLIC VUL-3 document); page 4 & 33 (TFLIC documents)

The reference should have been "Please refer to the section in this prospectus entitled "Premiums – Premium Limitations" for additional details." The sentence has been revised.

Please refer to the section under "Premiums" entitled "Premium Limitations" on page 35 or 33 for a description of the circumstances under which the registrant may restrict or refuse additional purchase payments.

9. *COMMENT:*

Under the section titled, "Risks of Managing General Account Assets," please consider whether the merger of TALICNY will impact general account assets. The disclosure currently indicates that general account assets are subject to "risks normally associated with the portfolio." (page 14 and 31)

Response: (TFLIC Only) (folio pages 4 & 14)

We believe that the merger of TALICNY with TFLIC will not materially impact TFLIC's general account assets.

10. *COMMENT:*

Fee Table
In the Transaction Fees table, please revise the "Guaranteed Charge" heading to read "Maximum Guaranteed Charge." (page 17)

Response: Please see pages 6-14 (TLIC VUL-3 document); pages 6-13 (TFLIC document)

The headers have been revised to read "Maximum Guaranteed Charge."

11. *COMMENT:*

In the Transaction Fees table, please include the fees described in footnote 2 in the table.(page 17)

Response: Please see pages 6 & 7 (TLIC VUL-3 document); page 6 (TFLIC document)

The fees described in footnote 2 have been added to the tables.

12. *COMMENT:*

In the Cost of Insurance line item, the parenthetical suggests that the fees shown do not reflect "extra ratings." However, the maximum <u>fee</u> in the table, which excluded extra ratings, and the footnote that includes extra ratings <u>reflect</u> the same maximum value. Please revise or advise. Please note that the table must reflect the maximum fees. Please make corresponding changes to other fee table line items that contain the "without Extra Ratings" parenthetical. (page 20)

Response: Page 9 (TLIC VUL-3 document); page 8 (TFLIC document)

The maximum charge in the table is correct. We note in the footnote that it is "up to a total charge"; this means that any ratings can't increase the total charge to be more than the guaranteed charge of $83.33/thousand.

13. *COMMENT:*

The line item "Disability Waiver of Premium Rider" uses the term "monthly rider benefit." Please define this term. (page 26)

Response: Please see page 12 (TLIC VUL-3 document); page 11 (TFLIC document)

The term has been defined in footnote #24.

14. *COMMENT:*

In footnote 28 relating to the Additional Insured Rider, please clarify the meaning of "some combination of" with respect to the determination of Additional Insured Rider cost of insurance charges. (page 26)

Response: Please see page 12 (TLIC VUL-3 document); page 11 (TFLIC document)

Footnote 28 has been revised; "some combination of" has deleted and replaced with "a number of factors, including, but not limited to. . . .. "

15. *COMMENT:*

Please explain supplementally whether Transamerica obtains a representation as to the accuracy and completeness of the fee table information provided by the underlying fund portfolios. (page 31)

Response: All information contained in the tables is received directly from each fund group. Copies of the information provided is kept in the update files.

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16. *COMMENT:*

Premium Expense Charge
With respect to the Separate Account VUL 3, please clarify that the charges listed for residents of Puerto Rico are a percentage of premium payments. (page 35)

Response: Please see page 22 (TLIC VUL- 3 only)

"Of premiums" has been added after 9% to the disclosure.

17. *COMMENT:*

Mortality and Expense Risk Charge

Please describe in greater detail the consideration to be received by policy holders for the deduction of Mortality and Expense risks. See Item 5(a) of Form N-6. We note that "services rendered," "expected expenses," and "risks assumed" appear to be non-specific examples of consideration. (page 46)

Response: Please see page 24 (TLIC VUL- 3 document); page 23(TFLIC document)

The disclosure has been revised to describe the services that are provided under the Mortality and Expense Risk Charge.

18. *COMMENT:*

Transfer Charge –

Please revise the disclosure to explain the various types of transfers that result in the charge (e.g., transfers between sub-accounts and transfers to and from the basic interest account). (page 48)

Response: Please see page 26 (TLIC VUL- 3 document); page 24 (TFLIC document)

The disclosure has been revised to explain the various types of transfers.

19. *COMMENT:*

The Funds

Under the heading, "Selection of Underlying Funds," please remove the references to

"newspapers and financial and other magazines" in the following sentence or explain supplementally why the inclusion of such references are appropriate. "(O)ther sources such as the Fund's website or newspapers and financial and other magazines provide more current information…" (page 39)

Response: Please see page 20 (TLIC VUL-3 document); page 19 (TFLIC document)

The references have been deleted.

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20. *COMMENT:*

Monthly Deductions
Please consider revising the order of the Bullets to correspond to the order of the discussion of the various monthly deductions. (page 42)

Response: Please see page 22 (TLIC VUL- 3 document); page 21 (TFLIC document)

The order of the bullets have been revised to reflect the discussion that follows.

21. *COMMENT:*

Under the heading, "Cost of Insurance Charge," in the sixth paragraph under the band amounts (on page 44), the disclosure states that "decreases in face amount will be applied on a last-in, first-out basis to the face amount in force, and will first reduce the face amount provided by the most recent increase in face amount in force, then reduce the next most recent increases, successively, and thereafter reduce the initial face amount." Please explain supplementally what is meant by the term "in force."

Response: Please page 23 (TLIC VUL-3 document); page 22 (TFLIC document)

"In-Force" has been deleted in both places.

22. *COMMENT:*

Rider Charges

The disclosure lists charges for some riders, but not all riders. Please list the specific charges for each rider. (page 49)

Response: Please see: pages 26 & 27(TLIC VUL-3 document); page 25 (TFLIC document)

We have expanded the disclosure to inform the policyowner if the charges are a "cost of insurance charge" or a "rider charge." We have also added disclosure to refer the policyowner to the Fee Tables for a description of the current charges and the maximum charges.

23. COMMENT:

Revenues We Receive

Please include information as of 2013, if possible. (page 51)

Response: Please see: page 28 (TLIC VUL-3 document); page 26 (TFLIC document)

The disclosure includes the information as of 2013.

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24. COMMENT:

The Policy

The prospectus states that "Some of the state specific differences are included in the prospectus, but this prospectus does not include references to all state specific differences." Please confirm that the prospectus describes all material rights and obligations under the policy. (page 53)

Response: (folio page 28 TLIC – VUL 3 document); (folio page 27 TFLIC document)

The prospectus describes all material rights and obligations under the Policy.

25. COMMENT:

Backdating a Policy

Please explain supplementally when an Insured would want to backdate a policy. (page 59)(32)

Response: (folio page 32 – TLIC – VUL -3 document); (folio page 31– TFLIC document)

An Insured may prefer to backdate a Policy to receive lower insurance costs associated with a younger age.

26. COMMENT: (TFLIC only)

Please confirm that the first paragraph is complete. (There is no punctuation at the end of first paragraph).

Response: Please see page 31 (TFLIC only)

The sentence is complete – a period has been added.

27. COMMENT:

Premium Limitations

The prospectus reserves the right for the insurer to refund any purchase payments in a twelve-month period that exceed a given value. Please clarify if this refund will be subject to a withdrawal charge and/or tax consequences. Please also disclose that the refund may increase charges by increasing the net amount at risk and may increase the chance that the policy may lapse. (page 64)

Response: Please see page 35 (TLIC VUL-3 document) & page 33 (TFLIC document)

We added the following to the "Premium Limitations" disclosure:

The refund of excess Premium will not be subject to a withdrawal charge but may be subject to taxation. (Please refer to the "Withdrawals" section for more information on Policy withdrawals.)   The excess Premium refund may increase charges by increasing the net amount at risk for level death benefit Policies and may increase the chance that the Policy may Lapse. Transamerica will not refund excess Premium if that would cause the Policy to Lapse.

28. *COMMENT:*

Conversion Rights

Please clarify what a "material change in the investment policy of any fund" refers to. Does this refer to any change to the principal strategies, changes in fundamental policies, or some other standard? (page 72)

Response: Please see page 40 (TLIC VUL-3 document) & page 38 (TFLIC document)

We have added a new header and the following disclosure to further describe material changes in the investment policy of a fund:

Investment Policy Changes

In the event of a material change (i.e., a change in a fund's affairs that could have a significant effect on the market value of the security) in the investment policy of any Fund, you may Transfer all Subaccount value in that Fund to the Basic Interest Account without a Transfer charge. We must receive your request to Transfer the Subaccount value to the Basic Interest Account in Good Order within 60 days after the effective date of the change of investment policy or the date you receive notification of such change, whichever is later.

A Fund that has a policy of investing, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the particular type of securities implied by its name will provide its shareholders with at least 60 days' prior written notice before making changes to such policy. Such notice will comply with the conditions set forth in any applicable SEC rules then in effect.

Note: Unless expressly designated as fundamental, all policies and procedures of the Funds, including their investment objectives, may be changed at any time by the Board of a Fund Group without shareholder approval. The investment strategies employed by a Fund may also be changed without shareholder approval.

29. *COMMENT:*

Persistency Credit

Please include what a "persistency credit" actually is/entails. The disclosure only states that a "policy may be eligible for a persistency credit." (page 78)

Response: Please see page 43 (TLIC VUL-3 document); page 41 (TFLIC document)

The following disclosure has been added:

A persistency credit is a partial return of expenses credited annually to the Policy Value beginning on the 11th Policy Anniversary and continuing each Policy Anniversary through Age 100.

30. *COMMENT:*

Increasing/Decreasing the Face Amount

Please revise this section to include the maximum face amount increase and any requirement for additional evidence of insurability at time of increase of face amount. See Item 8(a) of Form N-6. (page 89-90)

Response: Please see page 49 (TLIC VUL-3 document); page 48 (TFLIC document)

The following sentence has been added as the second sentence of the first paragraph:

The maximum Face Amount increase is subject to reinsurance requirements and underwriting requirements as a newly issued Policy, and subject to any requirement for additional evidence of insurability at the time of increase in Face Amount.

31. *COMMENT:*

Overloan Protection Rider

Please clarify whether there is any benefit of having this rider if it is not exercised. Please revise disclosure that says, "[t]here is no charge for this rider unless you exercise it." This implies there is a benefit for having the rider even if is not exercised. (page 115)

Response: Please see page 64 (TLIC VUL-3 document); page 62 (TFLIC document)

We have deleted "there is no" and added the following:

A charge will be assessed when the Rider is exercised.

32. *COMMENT: (TFLIC Only)*

Reduced Paid-Up Insurance

Please define "Reduced Paid-Up Insurance." (page 128)

Response: Please see pages 38, 39 & 78 (TFLIC Only)

The following definition has been added to "Definitions":

A non-forfeiture option in which Cash Value can be used as the Premium for a single-premium whole life insurance policy, at a lesser Face Amount than the original policy.

 The section entitled Reduced Paid-Up Option has been revised to read:

Your Policy has a Reduced Paid-Up Option in which you can use your Policy's Cash Value as a premium for a single-premium whole life policy, at a lesser Face Amount than your original Policy. We will determine the amount of the reduced paid-up insurance using the net single premium rate for the Insured's Age for an amount equal to or less than the current Face Amount of the policy.

Your request to Transfer and purchase a reduced paid-up policy must be in writing and received, in Good Order, at our Mailing Address at least 30 days before the next Policy Anniversary. Premium payments, Policy Loans, Withdrawals and Transfers will no longer be permitted after receiving such Written Request. We will Transfer all values from the Subaccounts to the Basic Interest Account and purchase a reduced paid-up policy. Transfer charges do not apply.

The Reduced Paid-Up Policy amount cannot exceed the current Death Benefit proceeds. Any net surrender value not used to purchase the Reduced Paid-Up Benefit will be paid to you. The amount of the Reduced Paid-Up Benefit will remain level and will not be less than that required by law.

At any time preceding the death of the Insured, you may surrender the Reduced Paid-Up Benefit for its then current value based on the guaranteed cost of insurance rates and the guaranteed interest rate for the Basic Interest Account specified in the Policy. Also, you will no longer have to make premium payments when you select this Benefit.

     Please see the section entitled "Long Term Care Rider" for more information regarding the Long Term Care Rider and a Reduced Paid-Up Policy.

33. *COMMENT:*

Goal Tracker

Please confirm supplementally that the Goal Tracker tool does not provide any investment advice. (page 139)

Response:

The Goal Tracker tool only shows hypothetical projected policy values, and actual policy values. The Goal Tracker does not make investment recommendations or provide investment advice.

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34. COMMENT:

Illustrations

Please include the illustrations fee in the transactions fee table. In addition, please clarify if there is any fee associated with the Goal Tracker. (page 139).

Response: Please see Page 6 (TLIC VUL-3 & TFLIC documents)

The hypothetical illustration fee has been added to the first fee table. There is not a fee for the Goal Tracker tool.

35. COMMENT:

Defined Term

Please capitalize all defined terms and use them consistently throughout the registration statement. Please also define all capitalized terms when first used if not otherwise defined (e.g., Conversion Rights and Partial Surrender Charge).

Response:

The defined terms from the "Definitions" section of the prospectus have all been capitalized throughout the documents – with the exception of "you" and "your." Other capitalized terms that are not in the "Definitions" section of the prospectus have been defined in the body of the prospectus.

36. COMMENT:

Please clarify the meaning of "form we accept" as used in connection with the definitions of "Good Order" and "Written Request."

Response: Please see pages 79 & 81 (TLIC VUL-3); pages 77 & 79 (TFLIC)

The definition of "Good Order" has been revised and the definition of "Written Request" has also been revised.

Other comments

37. COMMENT: (TLIC only)

Location of Records – *With respect to the Separate Account VUL 3 prospectus, the prospectus cites both www.westernreserve.com and www.mytransamerica.com interchangeably for the location of certain records. Please resolve this apparent inconsistency.*

Response:

References to www.westernreserve.com have been deleted; also, all references to www.my Transamerica.com have been deleted because the website is not yet complete.

38. COMMENT:

Powers of Attorney – *Please submit the powers of attorney so that they will "relate to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.*

Response:

The updated Powers of Attorney will be included in the next Pre-Eff filing (which will follow this filing as soon as all financial information can be provided).

39. COMMENT:

Series and Class Identifiers

Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

Response:

The class identifiers for these products appear in an abbreviated form. Both of the products were previously filed, and then were withdrawn on June 19, 2012. The names on the front covers were filed in the filings made in 2012. EDGAR would not let us use these names in the current filings – so the names appear as class identifiers: TLIC Journey and TFLIC Journey.

40. COMMENT:

Guarantees and Support Agreements

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's obligations under the policy or whether the company will be primarily responsible for meeting any such obligations.

Response:

There are no support agreements or guarantees other than normal reinsurance agreements.

41. *COMMENT:*

Financial Statements, Exhibits, and Other Information

Please confirm that the exhibits and any missing or outdated information will be filed by a pre-effective amendment to the registration statement.

Ashley Vroman-Lee, Esq.
Disclosure Review Office
Securities and Exchange Commission
March 21, 2014
Page13 of 13

Response:

All exhibits, financial statements and other information will be included in the next Pre-Eff filing – which will be submitted as soon as the information is made available to us.

42. *COMMENT:*

Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Response:

The Tandy Representation will be included in the cover letter.

The Separate Account VUL-3 – Transamerica Life Insurance Company N-6/A is being filed concurrently with this letter. N-6/A for the TFLIC product will be filed on March 24th. Those filings will include the responses to the Commission's comments, as noted above.

As soon as the insurance company financials are released by Corporate, another Pre-Effective filing on behalf of each registrant will be submitted that will include all of the exhibits and the 2013 financial information.

Thank you for your comments. If you have any questions or any further comments, please do not hesitate to contact the undersigned at 727-299-1830, or Gayle Morden at 727-299-1747. (A marked courtesy copy that reflects the above information will be sent via e-mail to you on Monday, March 24th.)

Sincerely,

s/Arthur D. Woods

Arthur D. Woods
Vice President & Senior Counsel

cc: Mary Jane Wilson-Bilik, Esq.